

Mail Stop 4628

September 5, 2019

<u>Via E-mail</u>
Mark Mason
Chief Financial Officer
Citigroup Inc.
388 Greenwich Street
New York, NY 10013

   **Re:**  **Citigroup Inc.**
      **10-K for Fiscal Year Ended December 31, 2018**
      **Filed February 22, 2019**
      **File No. 1-09924**

Dear Mr. Mason:

  We refer you to our comment letter dated August 8, 2019, regarding business contacts with North Korea, Sudan and Syria. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          /s/ Cecilia Blye

          Cecilia Blye, Chief
          Office of Global Security Risk

cc:  Rohan Weerasinghe
   General Counsel
   Citigroup